FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   October 2007

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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Contact: **Dan Suesskind**, Chief Financial Officer   Teva Pharmaceutical Industries Ltd.   972-2-941-1717

George Barrett,
Executive V.P. - Global Pharmaceutical Markets   Teva Pharmaceutical Industries Ltd.   (215) 591-3030
President and CEO   Teva North America

Kevin Mannix/Liraz Kalif, Investor Relations   Teva Pharmaceutical Industries Ltd.   972-3-926-7281
Teva North America   (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES APPROVAL OF GENERIC ACTONEL®

Jerusalem, Israel, October 8, 2007 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has granted final approval for the Company's Abbreviated New Drug Application (ANDA) to market its generic version of Procter and Gamble Actonel® (Risedronate Sodium) Tablets, 5 mg, 30 mg and 35 mg.

Teva's AB-rated Risedronate Sodium Tablets are indicated for treatment and prevention of postmenopausal and glucocorticoid-induced osteoporosis, and treatment of Paget's disease. The brand product had annual sales of approximately $1 billion in the United States for the twelve months ended June 30, 2007, based on IMS sales data.

Teva is currently in patent litigation concerning this product in the U.S. District Court for the District of Delaware. A trial was held in November, 2006 but a decision has not yet been reached.   In connection with the pending patent litigation, Teva agreed to provide 30 days advance notice to Procter & Gamble of any launch activities and has not yet provided such notice.

As the first company to file an ANDA with a Paragraph IV patent certification, Teva has been awarded 180 days marketing exclusivity for this product, which will begin to run from the date of commercial marketing.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA), headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 75 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: ___/s/ Dan Suesskind_____
                                      Name: Dan Suesskind
                                      Title: Chief Financial Officer

Date: October 8 , 2007